Exhibit 99.1

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

4211 Yonge Street, Suite 615
Toronto, Ontario M2P 2A9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of IMI International Medical Innovations Inc. (the “Corporation”) will be held at The TSX Conference Centre, Ground Floor, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, May 25, 2005 at the hour of 10:30 a.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditor thereon;

2.	to elect the directors of the Corporation;

3.	to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.
to consider and, if thought appropriate, pass a resolution approving the increase of the maximum number of Common Shares which may be issued pursuant to the stock option plan of the Corporation from 3,000,000 to 3,500,000, as more fully described in the accompanying management information circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting is a management information circular dated April 28, 2005 and a copy of the consolidated financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditor thereon.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his duly executed form of proxy with the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 or with its transfer agent and registrar, Equity Transfer Services Inc., 120 Adelaide Street West, Toronto, Ontario, M5H 3C4 on or before the close of business on Tuesday, May 24, 2005 or deliver it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Shareholders who are unable to be present personally at the Meeting are urged to sign, date and return the enclosed form of proxy in the envelope provided for that purpose. If you plan to be present personally at the Meeting, you are requested to bring the enclosed form of proxy for identification. The record date for the determination of those security holders entitled to receive the Notice of Annual and Special Meeting is the close of business on Friday, April 15, 2005.

DATED at Toronto, Ontario this 28th day of April, 2005.

BY ORDER OF THE BOARD

(signed) Dr. Brent Norton
President and Chief Executive Officer

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of IMI International Medical Innovations Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting (the “Notice”). The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation.

The Corporation has distributed, or made available for distribution, copies of the Notice, the management information circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”) for distribution to Shareholders (“Non-registered Shareholders”) whose shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Non-registered Shareholders unless the Non-registered Shareholder has waived the right to receive them. The solicitation of proxies from Non-registered Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Non-registered Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of these materials.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 (the “Head Office”) or with its transfer agent and registrar, Equity Transfer Services Inc., 120 Adelaide Street West, Toronto, Ontario M5H 3C4 not later than the close of business on Tuesday, May 24, 2005, or delivering it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy must be executed by the registered Shareholder or his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies given by Shareholders for use at the Meeting may be revoked prior to their use:

(a)
by depositing an instrument in writing executed by the Shareholder or by such Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing,

(i)	at the Head Office at any time up to and including the last business day preceding the day of the Meeting, being Tuesday, May 24, 2005, or any adjournment thereof, at which the proxy is to be used; or

(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this management information circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which at present are not known to management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of Shareholders who do not hold their shares in their own name (referred to in this section as “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Inc., which company acts as a nominee of many Canadian brokerage firms. Shares held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted. All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on Friday, April 15, 2005 (the “Record Date”) as the record date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 21,529,262 Common Shares were issued and outstanding as at the Record Date.

In accordance with the provisions of the Canada Business Corporations Act, the Corporation will prepare a list of the Shareholders on the Record Date. Each Shareholder named in the list will be entitled to vote the shares shown opposite his name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this management information circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights of the total issued and outstanding shares of the Corporation is as follows:

	Number of Voting Securities Owned
Name	Common Shares	Percentage of Class
Dr. Brent Norton	2,421,748	11.2%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; and (iv) Vice-President, Corporate Development (collectively, the “Named Executive Officers”) for the years ended December 31, 2004, 2003 and 2002. The Corporation has four “executive officers” within the meaning of the Securities Act (Ontario) whose compensation must be disclosed for the financial year ended December 31, 2004 and three executive officers whose compensation must be disclosed for the years ended December 31, 2003 and 2002.

Name and Position	Financial Year Ended	Annual Compensation			Long-term Compensation	All other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation(1) ($)	Securities Under Option Granted (#)
Dr. Brent Norton President and Chief Executive Officer	Dec. 31, 2004 Dec. 31, 2003 Dec. 31, 2002	$285,000 $285,000 $222,500	$142,500 - $45,000	- - -	- 70,000 360,000	- - $6,750(2)
Ronald Hosking Vice President, Finance and Chief Financial Officer	Dec. 31, 2004 Dec. 31, 2003 Dec. 31, 2002	$167,500 $150,000 $126,000	$30,000 $24,000 -	- - -	- 85,000 36,000	- - $6,750(2)
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	Dec. 31, 2004 Dec. 31, 2003 Dec. 31, 2002	$225,000 $225,000 $215,000	$56,250 - $105,000	- - -	- 50,000 110,000	- - -
Tim Currie Vice President, Corporate Development	Dec. 31, 2004	$150,000	$45,000	-	35,000	-

Notes:

(1)
Unless otherwise disclosed, the aggregate amount of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the salary and the bonus of each Named Executive Officer for the years ended December 31, 2004, 2003 and 2002.

(2)
This compensation reflects the value of the Common Shares issued by the Corporation to such Named Executive Officers pursuant to the Corporation’s employee share purchase plan. The value is based upon the closing price of the Common Shares on the Toronto Stock Exchange on the respective dates of the issuance of such shares. See “Executive Compensation - Employee Share Purchase Plan”.

Long-term Incentive Plan Awards during the Year Ended December 31, 2004

No Long-term Incentive Plan Awards were made to the Named Executive Officers during the year ended December 31, 2004.

Option Grants during the Year Ended December 31, 2004

During the year ended December 31, 2004, the following incentive stock options were granted to the Named Executive Officers:

Name and Position	Securities Under OptionsGranted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Tim Currie Vice President, Corporate Development	35,000	13.5%	$4.00	$4.00	Feb. 23, 2009

Note:

(1)	These options will vest annually over a period of five years.

Aggregated Option Exercises during the Year Ended December 31, 2004 and Financial Year-end Option Values

The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2004 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2004:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at FY-End ($) Exercisable/ Unexercisable (4)
Dr. Brent Norton, President and Chief Executive Officer	27,713(1)	$94,500(1)	550,000(2) / 447,500(3)/102,500	$33,600 / $28,350/$5,250
Ronald Hosking, Vice President, Finance and Chief Financial Officer	-	-	121,000(2) / 42,200(3)/78,800	$7,500 / $1,500/$6,000
Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	-	-	220,000(2) / 167,500(3)/52,500	$7,000 / $5,250/$1,750
Tim Currie Vice President, Corporate Development	-	-	221,000(2) / 95,400(3)/125,600	$42,500 / $26,000/$16,500

Notes:

(1)
On September 13, 2004, Dr. Norton exercised, on a cashless basis, options to acquire 75,000 Common Shares at an exercise price of $2.15 per share. Upon such exercise, the Corporation issued 27,713 Common Shares to Dr. Norton with an aggregate value equal to the difference between the exercise price of the options and the fair market value of the Common Shares as at such date. The Toronto Stock Exchange and the Board of Directors of the Corporation approved this cashless exercise.

(2)
These options will vest (i) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation’s core technologies (e.g. launch of clinical trials, FDA clearance of initial claims); (ii) based upon the Corporation’s financial performance (e.g. earnings per share targets); and/or (iii) annually over a pre-determined number of years.

(3)	These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(4)	Based upon a closing price of $3.00 for the Common Shares on the Toronto Stock Exchange on December 31, 2004.

Employment Agreements

The Corporation has entered into employment agreements with each of Dr. Norton and Dr. Evelegh. Each of these employment agreements sets out the obligations of such Named Executive Officers to the Corporation and the compensation to be paid to them. These Named Executive Officers’ compensation includes a combination of base salary, cash bonus, stock options and other benefits.

Unless terminated earlier pursuant to the terms of their respective agreements, the employment with the Corporation of Dr. Norton and Dr. Evelegh shall continue indefinitely. If the employment of such Named Executive Officers is terminated by the Corporation without cause or, at their option, terminated in the event of a “change of control” (as such term is defined in their respective employment agreements) of the Corporation, he is entitled to cash payments equal to a percentage of his then current annual base salary. Also, in the event of termination without cause or termination by Dr. Norton or Dr. Evelegh in the event of a change of control, all of his options shall immediately vest and shall be exercisable or convertible for a period of 60 days after such termination. Each of Dr. Norton and Dr. Evelegh has agreed not to compete with the Corporation (for two years for Dr. Norton and for one year for Dr. Evelegh) in the event that he is terminated with or without cause or if he voluntarily resigns from the Corporation.

Unless terminated earlier pursuant to his employment agreement, Mr. Hosking’s employment shall continue until January 2006 at which time it may be renewed for successive one-year periods. If Mr. Hosking’s employment is terminated without cause, he is entitled to a cash payment equal to a percentage of his then current annual base salary and all options held by Mr. Hosking shall immediately vest and shall be exercisable or convertible for a period of 30 days after such termination. Mr. Hosking has also agreed not to compete with the Corporation for one year in the event that he is terminated for cause.

Compensation of Directors

During the year ended December 31, 2004, a total of $72,000 was paid to the directors of the Corporation in their capacity as directors. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation’s incentive stock option plan. During the financial year ended December 31, 2004, options to purchase an aggregate of 90,000 Common Shares were granted to the non-executive directors.

Key Man Life Insurance

A subsidiary of the Corporation (the “Subsidiary”), all of the common shares of which are owned by the Corporation, maintains a life insurance policy for Dr. Norton in the amount of $11,000,000 with the Subsidiary as the named beneficiary under such policy. Pursuant to an agreement dated March 24, 2004 between the Corporation, the Subsidiary and Dr. Norton, in the event of Dr. Norton’s death, the Subsidiary shall use 75% of the insurance proceeds (the “Payout Amount”) to purchase the following number of Common Shares from Dr. Norton’s estate: (a) if the aggregate fair market value (as determined pursuant to the terms of the agreement) of all of Dr. Norton’s Common Shares as at the date of death is less than the Payout Amount, all of the Dr. Norton’s Common Shares at a purchase price equal to such aggregate fair market value; or (b) if the aggregate fair market value of all of Dr. Norton’s Common Shares as at the date of death is greater than the Payout Amount, such number of Dr. Norton’s Common Shares which results when (i) the Payout Amount is divided by (ii) the fair market value of a Common Share calculated as at the date of death. After the payment for Dr. Norton’s Common Shares as determined above, the balance of the insurance proceeds shall be paid to the Subsidiary. Pursuant to the terms of this agreement, on January 1 of each year, the Subsidiary shall ensure that the amount of the insurance policy is not less than 100% of the fair market value of Dr. Norton’s Common Shares at that date. The Corporation has agreed to guarantee the Subsidiary’s obligations under this agreement.

The Corporation also maintains a key man life insurance policy for Dr. Evelegh in the amount of $750,000, with the Corporation as the named beneficiary under such policy.

Compensation and Corporate Governance Committee and Report on Executive Compensation

The Compensation and Corporate Governance Committee of the Corporation is made up of John C. Carroll, Anthony F. Griffiths, David A. Rosenkrantz and Stephen A. Wilgar, all of which are independent directors. The committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the Compensation and Corporate Governance Committee as it relates to compensation matters is to ensure that the compensation provided to the Corporation’s executive officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the senior officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Board of Directors of the Corporation reviews such recommendations and is responsible for ultimately determining executive compensation.

Generally, compensation is provided by the Corporation to its executive officers by way of salary, cash bonuses and the granting of stock options. The Compensation and Corporate Governance Committee annually reviews the salaries and bonuses of the executive officers and considers the individual performance of each executive officer and comparisons of executive compensation for other companies of similar size and in similar industries. The committee may also contemplate annual bonuses which are based upon various factors including the overall performance of both the Corporation and the individual executive officer during the course of each calendar year.

The Compensation and Corporate Governance Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to executive officers of the Corporation and, in general, aligns the interests of such officers with those of the shareholders.

The compensation payable to Dr. Brent Norton, the President and Chief Executive Officer of the Corporation, is set out in an employment agreement between Dr. Norton and the Corporation (see “Executive Compensation - Employment Agreements”). The Compensation and Corporate Governance Committee reviews Dr. Norton’s base salary on an annual basis as contemplated by the employment agreement. In conducting such review, the Compensation and Corporate Governance Committee reviews the achievements of Dr. Norton measured against established objectives for each year and gives consideration to the overall performance of the Corporation. Also included in such overall assessment are specific initiatives undertaken in the year by the Corporation that have advanced the growth and progress of the Corporation and the enhancement of shareholder value during the year.

In the opinion of the Corporation and the Compensation and Corporate Governance Committee, the Corporation’s executive officers are paid fairly and commensurably with their contributions to furthering the Corporation’s strategic direction and objectives.

Shareholder Return Performance Graph

The Common Shares were first listed for trading on the former Canadian Dealing Network on November 11, 1997. They were subsequently listed on the Toronto Stock Exchange (the “TSX”) on August 22, 2000 and the American Stock Exchange on September 17, 2003. The following graph shows the percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period from December 31, 1999 to December 31, 2004 assuming $100 initial investments:

Comparison of Cumulative Total Return between IMI International Medical Innovations Inc.
and the S&P/TSX Composite Index from December 31, 1999 to December 31, 2004

Note:

(1)    The calculation of the shareholder return for the Common Shares as described in the table above is based upon the trading values of the Common shares on the TSX.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of April 15, 2005 regarding the number of Common Shares to be issued pursuant to the Corporation’s stock option plan and employee share purchase plan. The Corporation does not have any equity compensation plans that have not been approved by its shareholders.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders Stock Option Plan Employee Purchase Plan	2,532,785 -	$3.44 n/a	198,002 249,881
Equity compensation plans not approved by security holders	-	-	-
Total	2,532,785	$3.44	447,883

Stock Option Plan

The Corporation has established a stock option plan (the “Option Plan”) in order to encourage directors, senior officers, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation and to provide an incentive to such persons related to the performance of the Corporation.

Under the Option Plan, which is administered by the Board of Directors of the Corporation, options to acquire Common Shares may be granted to persons, firms or companies who are employees, senior officers, directors or consultants of the Corporation or any subsidiary of the Corporation.

The directors of the Corporation may from time to time grant options to eligible optionees. At the time options are granted, the directors shall determine the number of options, the date when the options are to become effective and, subject to the other provisions of the Option Plan and subject to applicable laws and regulations, all other terms and conditions of the options. No one optionee can receive options entitling the optionee to purchase more than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis, less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. In addition, the maximum number of Common Shares, together with any other Common Shares which may be issuable under any other Share Compensation Arrangements (as such term is defined in the Option Plan), (i) which may be reserved for issuance under the Option Plan to Insiders (as such term is defined in the Option Plan as an “insider” or “associate” of an insider, as such terms are defined in the Securities Act (Ontario)) as a group shall be 10% of the issued and outstanding number of Common Shares; (ii) which may be issued to Insiders as a group within a one-year period shall be 10% of the issued and outstanding number of Common Shares; and (iii) which may be issued to any one Insider shall be 5% of the issued and outstanding number of Common Shares.

The exercise price of each option shall be determined in the discretion of the directors of the Corporation at the time of the granting of the option, provided that any exercise price may not be less than the “market price” of the Common Shares (being the closing price of the Common Shares as reported by the Toronto Stock Exchange on the trading day immediately prior to the date of grant).

All options shall be for a term and exercisable from time to time as determined in the discretion of the directors of the Corporation at the time of the granting of the options. The maximum exercise period for options granted under the Option Plan is 10 years although options are typically granted with a five year term. Options are typically subject to vesting conditions based upon time or performance related milestones as determined by the Board of Directors from time to time.

Unless otherwise determined by the Board of Directors, options terminate (i) immediately upon an optionee’s employment with the Corporation being terminated for cause; (ii) 30 days from the date of termination in the case of termination unless as a result of permanent disability, early retirement or death; (iii) 90 days from the date of termination if such termination is a result of permanent disability or early retirement; and (iv) 90 days from the date of termination if such termination is a result of death. Each of the preceding time periods are subject to earlier expiry in the normal course based upon the original exercise period.

Options are not assignable by the optionees except for a limited right of assignment to allow the exercise of options by an optionee’s legal representative in the event of death or incapacity.

The Option Plan provides that the Corporation may arrange for the Corporation or any subsidiary thereof to make loans or provide guarantees for loans by financial institutions to assist eligible optionees to purchase Common Shares upon the exercise of options. Any such loans granted by the Corporation or any subsidiary thereof shall be full recourse to the optionee and shall be secured by the Common Shares so purchased.

The maximum number of Common Shares issuable pursuant to exercises of options granted under the Option Plan is 3,000,000. As at April 15, 2005, 2,532,785 Common Shares, being approximately 12% of the currently issued Common Shares, were issuable pursuant to unexercised options granted to such date under the Option Plan and options to purchase a further 198,002 Common Shares, being 1% of the currently issued Common Shares, remained available for grant under the Option Plan as at such date. As indicated below under the heading of “Particulars of Matters to be Acted Upon - Increase in Size of Stock Option Plan”, the Corporation is proposing to increase the number of Common Shares issuable upon exercise of options granted under the Option Plan to 3,500,000.

Employee Share Purchase Plan

The Corporation implemented a share purchase plan (the “Purchase Plan”) in March 1999 whereby the Corporation will match the value of the Common Shares purchased by its employees, officers and directors in the market by issuing from treasury an equal number of Common Shares, up to a maximum value of the lesser of (i) 50% of the maximum allowable annual contribution for registered retirement savings plans as established by the Canada Revenue Agency; and (ii) 9% of the participant’s annual salary.

The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. As at April 15, 2005, the Corporation has issued an aggregate of 100,019 Common Shares under the Purchase Plan to its employees, officers and directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of April 15, 2005, no indebtedness was owing to the Corporation by any of the executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries in connection with a purchase of securities or any other indebtedness.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table outlines each individual who is, or at any time during the year ended December 31, 2004 was, a director or executive officer of the Corporation, each proposed nominee for election as a director of the Corporation and each associate of any such director, executive officer or proposed nominee, who is, or at any time since the beginning of the year ended December 31, 2004 has been, indebted to the Corporation:

Name and Principal Position	Involvement of the Corporation	Largest Amount Outstanding During year ended December 31, 2004	Amount Outstanding as of April 15, 2005	Financially Assisted Securities Purchases During year ended December 31, 2004	Security for Indebtedness	Amount Forgiven During y ear ended December 31, 2004
Ronald Hosking, Vice President, Finance and Chief Financial Officer	Lender	$10,256 (1)	-	-	n/a	-
Michael Evelegh, Ph.D. Executive Vice President, Clinical and Regulatory Affairs	Lender	$124,135 (1)	-	-	n/a	-

Note:

(1)	These loans bear interest at the rate of interest prescribed by the Canada Revenue Agency for employee loans. The interest on these loans is payable annually whereas the principal thereof is payable upon demand.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since January 1, 2004 or in any proposed transaction which has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Maintaining a high standard of corporate governance is a top priority for the Board of Directors and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. The Board of Directors has carefully considered the corporate governance guidelines adopted by the TSX and believes that the Corporation’s governance is well aligned with such guidelines. The TSX published proposed amendments to its current corporate governance guidelines in the spring of 2002 and again in November 2002. The Corporation has set out its corporate governance practices in Schedule “A” with reference to the TSX guidelines.

The Board of Directors has also reviewed its corporate governance practices in light of Multilateral Instrument 52-108 - Auditor Oversight, Multilateral Instrument 52-109 - Certification of Disclosure In Companies Annual and Interim Filings and Multilateral Instrument 52-110 - Audit Committees (collectively, the “Investor Confidence Rules”).

Mandate of the Board of Directors

The Board of Directors is elected by and is accountable to the shareholders of the Corporation. The mandate of the Board of Directors is to continually govern the Corporation and to protect and enhance the assets of the Corporation in the long-term best interest of all shareholders.

Committees

The Board of Directors currently has two committees: the Audit Committee and the Compensation and and Corporate Governance Committee. The committees, their mandates and memberships are discussed below.

Audit Committee

The Audit Committee’s primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Corporation’s principal risks impacting financial reporting. The committee also assists the Board of Directors with the oversight of financial strategies and overall risk management.

The Audit Committee is composed of Messrs. Stephen Wilgar, John Carroll, Anthony Griffiths and David Rosenkrantz, each of whom is a director of the Corporation. Each of the members of the Audit Committee is “independent” and “financially literate” as such terms are defined in Multilateral Instrument 52-110 - Audit Committees.

A copy of the charter of the Audit Committee is attached as an appendix to the Annual Information Form of the Corporation for the year ended December 31, 2004, a copy of which is available electronically at www.sedar.com. The section of the Annual Information Form entitled “Audit Committee” contains disclosure required by Multilateral Instrument 52-110 - Audit Committees.

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee is composed of Messrs. Stephen Wilgar, John Carroll, Anthony Griffiths and David Rosenkrantz.

The composition and description of the duties and responsibilities of the Compensation and Corporate Governance Committee as they relate to compensation matters is set out above under the heading “Executive Compensation - Compensation and Corporate Governance Committee and Report on Executive Compensation”.

The role of the Compensation and Corporate Governance Committee as they relate to corporate governance matters is to develop and recommend standards of performance for the Board of Directors, its committees and individual directors. The committee also co-ordinates and manages the process of recruiting, interviewing and recommending candidates to the Board of Directors.

Investor Feedback

The Corporation has put in place measures to facilitate communications with Shareholders and the public in general. Feedback and concerns from Shareholders and the general public are received by the Corporation by facsimile, telephone or e-mail. The Corporation intends to keep its Shareholders informed through shareholder meetings as well as by press releases, quarterly financial statements, financial reports and other documentation, as well as by the Corporation’s website.

In the normal course, Shareholder queries and comments should be directed to Sarah Borg-Olivier, Director, Communications, or by email at sbolivier@imimedical.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.    Election of Directors

Management of the Corporation proposes that the persons named in the following table be nominated for election as directors of the Corporation. All of the nominees for director are now directors of the Corporation and have been since the dates set opposite their respective names. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the election of directors.

In the event a nominee is unable or unwilling to serve, an event that management of the Corporation has no reason to believe will occur, the persons named in the accompanying form of proxy reserve the right to vote for another person at their discretion, unless a Shareholder has specified in the form of proxy that these shares are to be withheld from voting for the election of directors. Each director elected at the Meeting will hold office until the close of the next annual meeting of Shareholders or until such director’s successor is duly elected or appointed.

The following table sets forth the name of each person to be nominated by management of the Corporation for election as a director, such person’s present position with the Corporation, the period or periods of his service as a director of the Corporation, and the approximate number of Common Shares beneficially owned, directly or indirectly, or subject to control or direction, by such person as at April 15, 2005:

Name and Place of Residence	Principal Occupation	Director Since	Number and Class of Voting Securities Beneficially Owned or Controlled
Dr. Brent Norton Ontario, Canada	President, Chief Executive Officer and Director of the Corporation	March 17, 1993	2,421,748 Common Shares (11.2%)
Stephen A. Wilgar(1) Ontario, Canada	Corporate director of various public companies	March 17, 1993	272,538 Common Shares (1.3%)
Anthony F. Griffiths(1)(2) Ontario, Canada	Corporate director of various public companies	July 13, 1995	510,500 Common Shares (2.4%)
David A. Rosenkrantz(1)(2) Ontario, Canada	President, Patica Securities Limited, a limited market dealer, and director of various public companies,	June 11, 1998	346,133 Common Shares (1.6%)
Ronald D. Henriksen(2) Indiana, U.S.A.	Chief Investment Officer, Twilight Ventures, L.L.C., a venture capital firm	June 16, 2004	-

Notes:

(1)    Member of the Audit Committee.
(2)    Member of the Compensation and Corporate Governance Committee.

2.    Appointment of Auditor

Management proposes to nominate Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, which firm has been auditor of the Corporation since 1997, as auditor of the Corporation to hold office until the next annual meeting of Shareholders. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of auditor. It is intended that the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Ernst & Young LLP as auditor of the Corporation and the authorizing of the directors to fix their remuneration.

3.	Increase in Size of Stock Option Plan

Currently, the maximum number of Common Shares issuable pursuant to the exercise of options granted under the Option Plan is 3,000,000. As at April 15, 2005, an aggregate of 2,532,785 Common Shares were issuable pursuant to outstanding options granted under the Option Plan. Further, since the date of the initial adoption of the Option Plan, an aggregate of 269,213 Common Shares have been issued upon the exercise of previously granted options. As a result, only 198,002 Common Shares remain available for future grant under the Option Plan.

At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass a resolution approving certain amendments to the Option Plan to increase the maximum number of Common Shares which may be issued upon the exercise of options granted pursuant to the Option Plan to all participants from 3,000,000 (being approximately 13.9% of the currently issued and outstanding Common Shares) to 3,500,000 (being approximately 16.3% of the currently issued and outstanding Common Shares). A summary of the terms and conditions of the Option Plan are described above under the heading of “Securities Authorized for Issuance under Equity Compensation Plans - Stock Option Plan”.

Management is of the opinion that the proposed amendment increasing the number of Common Shares issuable under the Option Plan would be beneficial to the Corporation as it would provide the Corporation with greater flexibility to grant additional options pursuant to the Option Plan and thus assist the Corporation in its efforts to continue to attract qualified senior management, directors, employees and consultants.

The text of the resolution to be submitted to the Shareholders is as follows.

“RESOLVED THAT:

1.	The stock option plan of the Corporation dated June 11, 1998, as amended, is hereby amended by deleting the reference to “3,000,000” contained in section 4 therein and replacing it with “3,500,000”.

2.	Any officer or director of the Corporation is hereby authorized and empowered on behalf of the Corporation to do all things and sign all papers necessary or desirable to effect the foregoing.”

The TSX has approved the increase in the size of the Option Plan. An affirmative vote of a majority of the votes cast at the Meeting is sufficient to pass the resolution authorizing such amendments to the Option Plan.

IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the financial year ended December 31, 2004 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the Corporation’s website at www.imimedical.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2004.

In addition, copies of the Corporation’s most recent annual information form, together with any document incorporated therein by reference, the annual report, the annual financial statements and MD&A and this management information circular may be obtained upon request to the Secretary of the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 or by telephone at 416.222.3449. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

APPROVAL OF BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Toronto, Ontario this 28th day of April, 2005.

(signed) Dr. Brent Norton
President and Chief Executive Officer

SCHEDULE “A”

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

ALIGNMENT WITH CORPORATE GOVERNANCE GUIDELINES

Corporate Governance Guidelines

1.	The board of directors should explicitly assume responsibility for stewardship of the corporation, and specifically for:

(a)	adoption of a strategic planning process

The board of directors of the Corporation (the “Board”) provides input and guidance on, and reviews and approves the strategic planning and business objectives developed by, senior management of the Corporation and oversees management’s implementation of the strategic plan.

(b)	identification of principal risks, and implementing risk-management systems

The Board considers on an ongoing basis the principal risks of the Corporation’s business based on regular business reports prepared by the Corporation’s senior management. In addition, the Audit Committee, through reviewing the activities and findings of the Corporation’s external auditors, is aware of the principal risks to the Corporation’s business and reports thereon to the Board on a regular basis.

(c)	succession planning and monitoring senior management

The Board is responsible for the assessment of the performance of, and the development of a succession plan for, the President and Chief Executive Officer (the “CEO”) of the Corporation, who is in turn charged with those same responsibilities for the balance of the Corporation’s senior management team.

(d)	communications policy

The Board is committed to maintaining an effective communications policy for the benefit of all shareholders. In addition to its timely and continuous disclosure obligations under applicable law, the Corporation ensures that senior management is available to respond to questions and comments from shareholders. With the approval of the Board, management has a designee of the Corporation, as the principal individual responsible for receiving shareholder inquiries and dealing with shareholders’ concerns. Such designee is available to respond to shareholder questions and comments, and endeavours to respond promptly and appropriately to all requests and/or inquiries. If material business issues result from communications between shareholders and senior management, it is the policy of the Corporation that such matters be reported to the Board.

(e)	integrity of internal control and management information systems

The Audit Committee reviews with management and the Corporation’s external auditors the ongoing sufficiency and integrity of the Corporation’s internal control, financial reporting and management information systems.

2.
The board of directors of every corporation should be constituted with a majority of individuals who qualify as ‘‘unrelated’’ directors. For the purposes of the TSX Report, an ‘‘unrelated’’ director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

The current Board consists of four unrelated directors and one related director who is a management director as well. The Compensation and Corporate Governance Committee will consider further changes to the composition of the Board from time to time in order to serve the Corporation as it evolves.

3.	Disclose for each director whether he or she is related to the corporation or any significant shareholder of the corporation, and how that conclusion was reached.

The Board, in conjunction with the Compensation and Corporate Governance Committee, is responsible for the review of factual circumstances and relevant relationships of each of the directors. One of the directors, Dr. Norton is a member of management of the Corporation and is therefore considered to be ‘‘related’’. The remaining members of the Board are considered by the Board as “unrelated” to the Corporation.

The Corporation does not have a “significant shareholder” which the TSX Report defines as a “shareholder with the ability to exercise a majority of the votes for the election of the board of directors”.

4.
Appoint a committee comprised exclusively of non-management directors, a majority of whom are unrelated directors, responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The Corporation does not have a nominating committee. When a new director is to be elected or appointed, the Chairman is expected to consult with fellow directors and management for suggestions and, in considering appointments, the Board is expected to take into account the objectives of the Corporation and the then current composition of the Board.

5.	Implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Compensation and Corporate Governance Committee is responsible (i) for the review of the membership and chairs of the Board committees, as well as the mandates and activities of each committee; and (ii) to make such recommendations to the Board arising out of such review as each committee deems appropriate.

6.	Provide an orientation and education program for new recruits to the board.

The Corporation currently has an informal orientation program for new members of the Board.

7.	Examine the size of the board of directors with a view to determining the impact of the number of directors upon effectiveness.

As of the date of this management information circular, the Board is composed of five members. The Board has reviewed its size and has concluded that a range of five to eight directors is efficient and effective, given the size and scope of the Corporation’s operations.

8.	Review the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation and Corporate Governance Committee is responsible for the review and approval of the design and administration of all compensation and benefit plans and policies for the Corporation’s Board and senior management. Directors’ compensation is to be fixed by the Compensation and Corporate Governance Committee at what the committee believes to be competitive levels with due consideration to the periodic changes in the levels of responsibility assigned to members of the Board.

9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.

Each of the Audit Committee and the Compensation and Corporate Governance Committee is comprised entirely of non-management or ‘‘outside’’ directors.

10.	Each board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues.

The mandate of the Compensation and Corporate Governance Committee includes responsibility for reviewing the Corporation’s approach to corporate governance issues, monitoring compliance with Corporation’s stated corporate governance policies and otherwise generally having responsibility for the Corporation’s corporate governance.

11.	Position descriptions should be developed for both the board and for the CEO, involving the definition of the limits to management’s responsibilities.

The Board has responsibility for the stewardship of the Corporation and specifically for: (i) providing input and guidance on and approving the strategic plan and business objectives developed by senior management and overseeing management’s implementation of the strategic plan; (ii) considering the principal risks of the business based on regular business reports prepared by senior management and based on the Audit Committee’s review of the findings of the external auditors; (iii) assessing the performance of, and developing a succession plan for, the CEO; and (iv) reviewing the ongoing sufficiency and integrity of the Corporation’s internal control, financial reporting and management information systems with management and the Corporation’s external auditors. In addition to the specific responsibilities enumerated above, the Board is responsible for the supervision of management of the business but not the day-to-day operations which are the responsibility of the CEO. The Board will also consider those matters that are brought to it by the CEO that, as noted below, are deemed to be material matters.

The CEO is specifically charged with the responsibility for managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board. The roles and responsibilities of the CEO include, among other things:

(a)	developing, together with the Board, the Corporation’s strategic direction and monitoring same;

(b)	directing the overall business operations of the Corporation;

(c)	ensuring that the Board is kept appropriately informed of the overall business operations of the Corporation and major issues facing the Corporation;

(d)	having ultimate accountability for the development and execution of the strategy and policies of the Corporation and their communication to the Corporation’s key internal and external shareholders;

(e)
having responsibility for the day-to-day operations of the Corporation, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Corporation established by the Board;

(f)	having the responsibility for the employment, compensation, job descriptions, performance assessment, leadership development and succession planning of human resources;

(g)	representing the Corporation to its major shareholders, including investment and financial communities, governments, customers and the public;

(h)	bringing the following material decisions to the Board for their review and approval:

(i)	disposition of assets or cancellation of debt other than in the ordinary and normal course of business;

(ii)	acquisition or initiation of a new business or undertaking or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business;

(iii)	issuance or sale of securities of the Corporation or rights, options or warrants to acquire securities of the Corporation;

(iv)	redemption or repurchase of securities of the Corporation;

(v)	declaration or payment of a dividend or other distribution in respect of any securities of the Corporation;

(vi)	any transaction, contract, agreement, undertaking or arrangement with a person with whom the Corporation does not act at arm’s length; and

(vii)	any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Corporation; and

(i)	presenting to the Board any material business issues resulting from communications with shareholders.

Mr. Wilgar, as Chairman of the Board, also assumes the following role and responsibilities:

(a)	managing the affairs of the Board and monitoring its effectiveness;

(b)	managing meetings of the Board by ensuring that meaningful agendas are prepared and guiding the deliberations of the Board so that appropriate strategic and policy decisions are made;

(c)	setting the agenda for meetings of the Board and ensuring that all matters of strategic importance are being dealt with at the Board level during the course of the year; and

(d)	participation in the selection of candidates to be submitted to the Board for appointment as new directors.

12.	Establish procedures to enable the board to function independently of management.

The Board’s ‘‘unrelated’’ directors have unrestricted and direct access to both management and the external auditors of the Corporation. Part of the mandate of the Compensation and Corporate Governance Committee is to continuously monitor the relationship between management and the Board.

13.	Establish an audit committee composed only of outside directors with a specifically defined mandate.

The Audit Committee has primary responsibility for ensuring the integrity of the Corporation’s financial reporting, risk management and internal controls. The Audit Committee Charter, which has been approved by the Board, prescribes the roles and responsibilities of the Audit Committee. The Audit Committee has unrestricted access to the Corporation’s personnel and documents and has direct communication channels with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate. The Audit Committee receives and reviews the annual financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board. The Audit Committee also reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comments by the external auditors regarding financial reporting and internal controls. Moreover, the Audit Committee is responsible for correcting weaknesses identified by the external auditors with respect to the internal control systems and for ensuring that the recommended corrections had been implemented.

The Audit Committee is composed entirely of outside directors.

14.	Implement a system to enable individual directors to engage an outside advisor at the expense of the corporation in appropriate circumstances

In appropriate circumstances, the Board will approve the engagement of an outside advisor at the expense of the Corporation.

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

4211 Yonge Street
Suite 615
Toronto, Ontario
M2P 2A9

PROXY

ANNUAL AND SPECIAL MEETING - WEDNESDAY, MAY 25, 2005

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The persons named in this proxy are directors and/or officers of IMI International Medical Innovations Inc. (the “Corporation”). A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS (THE “MEETING”) MAY DO SO either by inserting the name of such person in the space provided below or by completing another proper form of proxy and, in either case, delivering or mailing the completed proxy to the Secretary of the Corporation in time for use at the Meeting.

The undersigned shareholder of the Corporation hereby appoints Dr. Brent Norton, or, failing him, Stephen A. Wilgar or, instead of any of the foregoing,       as proxyholder for and on behalf of the undersigned to attend the Meeting to be held on Wednesday, May 25, 2005, and at any adjournments thereof, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxy to vote as follows:

1.    To elect the proposed nominees set forth in the management information circular furnished in connection with the Meeting as directors of the Corporation.

FOR  ☐       ☐ WITHHOLD VOTE

2.    To appoint Ernst & Young LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the Auditor.

FOR  ☐       ☐ WITHHOLD VOTE

3.    To approve a resolution approving the increase of the maximum number of common shares which may be issued pursuant to the stock option plan of the Corporation from 3,000,000 to 3,500,000, as more fully described in the accompanying management information circular.

FOR  ☐       ☐ AGAINST

4.    To vote in such proxyholder’s discretion on amendments or variations to the matters identified in the Notice of Annual and Special Meeting or on such other matters as may properly come before the Meeting or any adjournment thereof.

This proxy is solicited by and on behalf of the management of the Corporation. This proxy, when properly executed, confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting, and to other matters that may properly come before the Meeting or any adjournment thereof. Management knows of no such other matters. The shares represented by this proxy, if in favour of a person designated in this form, will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be conducted. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. If no choice is specified, the shares represented by this proxy will be voted “For” the matters listed.

NOTES TO PROXY:

If you are unable to attend the Meeting, please date and sign the proxy exactly as your name appears on the address label on the envelope enclosing this proxy. This proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate by an officer or an attorney thereof duly authorized. Thereafter, this proxy should be returned in the enclosed envelope.

To be effective, this proxy must be received by the Corporation or its transfer agent and registrar Equity Transfer Services Inc., 120 Adelaide Street West, Toronto, Ontario, M5H 3C4 on or before the close of business on Tuesday, May 24, 2005 or be presented to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Your name and address is recorded as indicated on the address label on the envelope enclosing this proxy. Please report any change. The undersigned hereby revokes any proxy previously given.

DATED _______________________________, 2005.
(If undated the proxy will be deemed to be dated on the day on which it is mailed.)

_________________________________
Signature of Shareholder

_________________________________
Name of Shareholder (please print clearly)

_________________________________
Address

_________________________________
City/Province

_________________________________
Number of Common Shares Held